September 9, 2024

Michael Singer
Executive Chairman and Director
Insight Acquisition Corp.
333 East 91st Street
New York, NY 10128

       Re: Insight Acquisition Corp.
           Amendment No. 4 to Registration Statement on Form S-4
           Filed August 30, 2024
           File No. 333-276291
Dear Michael Singer:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 13, 2024 letter.

Form S-4 Amendment No. 3 Filed August 30, 2024
Some of the IAC officers and directors may be argued to have conflicts of interest that may influence them . . , page 46

1.     We note your response to comment 3. Given the 5,100,000 shares of IAC
Class A
       common stock, 900,000 shares of Class B common stock and the last sales price of $11.38 per share on Nasdaq on July 25, 2024, we are unable to confirm your calculation of $51.2 million aggregate market value. Please clarify how you determined a $51.2 million aggregate market value based on the parameters disclosed or clarify the parameters utilized in your calculation and revise accordingly.
 September 9, 2024
Page 2
Unaudited Pro Forma Condensed Combined Statement of Operations
For the year Ended December 31, 2023, page 72

2. We note your response to comment 5. For pro-forma purposes, your adjustment (FF), which appears to include the portion related to Janbella, has been reflected as general and administrative expenses. It remains unclear how your response in regards to the issuance to Janbella is consistent with treatment as general and administrative expenses. Please clarify your basis for recognizing the Janbella issuance within general and administrative expenses and/or revise accordingly.
General

3. We note your response to prior comment 9, that you have included the earnout shares underlying the contingent right in the table, and that you have referred to the contingent right in footnote (1) to the table. Please revise your fee table to list the contingent right, in addition to the underlying earnout shares, as a separate security.

       Please contact Kellie Kim at 202-551-3129 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact
Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:   Mitchell Nussbaum